UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) September 3, 2020

Teladoc Health, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37477	04-3705970
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2 Manhattanville Road, Suite 203, Purchase, New York	10577
(Address of Principal Executive Offices)	(Zip Code)

(203) 635-2002

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	TDOC	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company               ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On September 3, 2020, Teladoc Health, Inc. (“Teladoc”) made available on its website an investor presentation providing supplemental information regarding its proposed transaction with Livongo Health, Inc. (“Livongo”). A copy of the investor presentation is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc and Livongo, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc, Livongo or their respective directors; the effects of disruption to Teladoc’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc’s or Livongo’s stock prices; transaction costs; Teladoc’s ability to achieve the benefits from the proposed transaction; Teladoc’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc’s business model; changes in market conditions and receptivity to Teladoc’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc has filed a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc that also constitutes a preliminary proxy statement of each of Teladoc and Livongo. After the registration statement is declared effective, each of Teladoc and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc or Livongo have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Teladoc or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc will be available free of charge on Teladoc’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc or Livongo.

Teladoc and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.

The term “Teladoc” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

Item 9.01	Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description
99.1	Investor Presentation, dated September 3, 2020.
104	The cover page of this Current Report on Form 8-K formatted as Inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TELADOC HEALTH, INC.

Dated: September 3, 2020	By:	/s/ Adam C. Vandervoort
Name: Adam C. Vandervoort
Title: Chief Legal Officer and Secretary

Exhibit 99.1

Transforming Healthcare, Across the Continuum of Care September 2020

Creates the global leader in virtual care across primary, ambulatory, acute, complex and chronic care Positions combined company to lead the market and set the pace for a rapidly evolving healthcare industry Establishes a consumer - centric, whole - person virtual care solution, driving better care for consumers at a lower cost Combines two leading high - growth companies built for scale that have complementary cultures, are led by an experienced management team, and have a robust integration plan Delivers significant financial benefits and value creation for shareholders through clearly identifiable $500 million in run - rate revenue synergies by 2025 and $60 million in run - rate cost synergies by 2022

Teladoc Health Annual Revenue (in Millions) $ 988 (midpoint of guidance) New Clinical Services New Payment Models New Care Settings 2015 IPO Year 2016 2017 2018 Future 2019 2020E Teladoc Health 67% CAGR 2015 – 2020 Since the 2015 IPO, Teladoc Health Has Invested $2B Acquiring Companies and Launched Dozens of Products and Partnerships > 90 % Client Retention Rate $ 472 Cost Savings to Client per Gen Med Visit 85% 2Q20 YoY Revenue Growth 92% 2Q20 YoY Growth in U.S. Paid Membership 203% 2Q20 YoY Growth in Total Visits

Clinical Service Distribution Channel Product Enhancement New International Markets IPO 2015 Dermatology Hospital & Health System Text - based Mental Health DTC 2017 Caregiver Expert Medical Services Device Integration 2018 Global Care International DTC Partner Mental Health Navigator Back - care ML - Powered Demand Planning 2019 Chronic Disease Health Assistant Pediatrics Canada United Kingdom France 2020 High Acuity Telemedicine Medicaid Nutrition Lab Testing Virtual Primary Care Text/Chat General Medical Site - based Telemedicine Medicare 2016 Broker/SMB Market B2B Mental Health

• Uses technology to transform the experience of living with a chronic condition • Creates a consumer - first, data - driven digital health experience that is easy to use and puts the consumer in charge • Translates its deep consumer data into actionable and timely signals to improve member outcomes and cost savings • Provides a differentiated consumer experience that includes personalized analytics, real - time coaching, hardware and supplies • Fully scalable across multiple conditions in the pipeline including CHF and CKD Member Aggregate Conditions Behavior signals Preferences Iterate Leverage Decision Science to optimize interactions & health decisions Apply Livongo devices + Bring Your Own (Alexa, Higi , Apple watches) Apps/Web Coaching Interpret Clinical recommendations Potential behavior change

Strategic Rationale 1 55 % Improvement in DASS Behavioral Health Diabetes Hypertension Weight Management 0.8 pts Lower HbA1c 7.3 % Avg weight loss 10 mmHg Lower Systolic BP Unique model of care that leverages digital, self - management capabilities through nudges 24/7 remote monitoring Personalized, scalable virtual and live coaching model Capturing data to provide intelligent insights to providers Cultivating an intuitive consumer experience and strong client relationships Empowers Members and Strengthens Relationships

Average Member Net Promoter Score (NPS) 1 + 64 125% 2Q20 YoY Revenue Growth 113% 2Q20 YoY Growth in Diabetes Members Client Retention Rate 1 94% 75% 2Q20 YoY Client Growth $ 109 M Record EVA in 2Q20 $ 1,908 Per Participant per Year Gross Medical Savings in Diabetes 2 Select Livongo Value Metrics

We are Creating an Entirely New Category of Whole - Person Virtual Care at a Time When the World Needs and Demands It 9 1 B+ virtual care visits are expected to occur in 2020 1 $ 250 B+ of current U.S. healthcare spend could be virtualized 2 38%+ CAGR in telehealth market over the next five years 3 250%+ YoY increase in funding for virtual care businesses, with virtual care one of the most prevalent subsectors of healthcare startups 4,5

For Consumers 76% now interested in using virtual care, as compared to 11% prior to COVID - 19 1 33% would leave current physician for a provider who offered telehealth access 2 Nearly 2/3 want virtual care doctor to partner with existing in - person doctor 3 For Payors / Employers 80% of large employers believe virtual care will significantly impact the delivery of healthcare in the future 4 Implementing more virtual care solutions is #1 priority for large employer health initiatives 4 For Healthcare Providers 50 – 175x increase in utilization by health systems, independent practices, behavioral health providers and other providers 1 64% of providers are now more comfortable using telehealth 1 Meaningful easing of regulatory and reimbursement requirements for virtual care, with certain changes becoming permanent beyond COVID - 19 pandemic

Expand footprint and distribution Clinical services innovation Accelerate consumer adoption Broaden role in healthcare delivery = STRATEGIES ENHANCED BY LIVONGO Existing distribution channels Product cross - sell/upsell Government programs Direct - to - consumer Global markets leadership Virtual primary care Integrated behavioral health solutions Virtual Center of Excellence specialty services Chronic care Clinical quality leadership Integrated, intuitive consumer experiences Engagement science and surround sound investments Virtual first experience Expanding access points and modalities Health system use cases Insurer scope of services In - home solutions Integration with local delivery system

The Combined Company Will Be a Compelling Partner for Clients During an Unprecedented Market Moment in a Rapidly Evolving Industry 60 Of top 100 hospitals and health systems using Teladoc and Livongo solutions 750 M Livongo digital interactions by the end of 2Q20 10 M Expected Teladoc visits in 2020 410 k+ Livongo Diabetes members across 1,300+ clients; >30% of Fortune 500 companies use Livongo 70 M U.S. lives with access to current Teladoc Health solutions 175 + Countries with Teladoc Health presence Leading provider of virtual health services across the continuum Significant coverage across geographies and segments Unique combination of broad data access and deep data insights

40% – 45 % Pre - Synergy YoY Revenue Growth in 2021 30% – 40 % Pre - Synergy ’20 – ’23 Revenue CAGR 15% – 18 % Pre - Synergy Adj. EBITDA Margin by 2023 200 – 300bps Annual Expansion $ 100 M Run - rate Revenue Synergies by 2022 $ 500 M Run - rate Revenue Synergies by 2025 $ 60 M Run - rate Cost Savings by 2022 13

$ 20 B $ 15 B $ 28 B $ 11 B $ 28 B $ 19 B General Medicine Behavioral Health Expert Med Hospitals and Health Systems Diabetes Hypertension 1.25 B annual visits 1 33 % treatable via telemedicine 2 $ ~50 average visit fee 216 M annual visits 4 80 % treatable via telemedicine 2 $ ~90 average visit fee 3 5.1 M annual incidence 5 $~ 5,500 case rate 6 1 M U.S. physician care teams 7 $ ~125 /month 8 + 1.5 M endpoints 9 $ ~535 /month 8 31.4 M patients with diabetes 10 $~ 900 PPPY 11 39.6 M patients with hypertension 12 $~ 470 PPPY 11

15 Full Spectrum of Health Care Coordination Complex Care Chronic Care Specialty Care Wellness & Prevention Mental Health Care Primary Care Acute Care

CLAIRE’S HEALTH JOURNEY Living with Hypertension Using connected blood pressure monitor and cuff, Claire and her care team monitor her hypertension Annual exam with Teladoc primary care physician; discusses medical history, nutrition and stress Teladoc physician consults with Claire, reviews lab results, diagnoses high blood pressure Livongo Health Nudges™ encourage Claire to stay on track For help with a h ealthier diet, Claire consults a Teladoc nutritionist Claire d iagnosed with sinus infection; Teladoc physician writes Rx and advises on OTC medication risks related to hypertension With support of care team, ongoing blood pressure monitoring and Health Nudges, Claire achieves target weight and blood pressure; continues healthy habits To manage stress, Claire consults a Teladoc mental health therapist Creates personalized health plan including referral to Livongo hypertension program Based on the Livongo clinical data Claire shares, Teladoc physician writes Rx for blood pressure medication Lower medical and healthcare costs Livongo connected blood pressure monitor and cuff are shipped to her home, as part of easy - to - use health kit

Easy to navigate user interface Real - time biometrics Data - driven recommendations Automated workflows silence the healthcare noise — resulting in less time clicking and more time connecting — creating an experience better than an in - person visit

Market leading distribution and position Proven total - cost - of - care impact, with demonstrated quality and outcomes Leading consumer engagement and marketing approaches Scalable, technology - enabled platform Largest virtual care delivery network across 450+ specialties Global reach, with customers in 175+ countries Deep connectivity to in - person care delivery ecosystem Automated, one - to - many delivery model across multiple conditions Behavioral science - based engine that drives personalized results Actionable, data - driven clinical insights at scale World’s first integrated, proactive virtual delivery system Competitive Differentiation Creates First Integrated Virtual Delivery System

Teladoc Health + Livongo Unmatched combination of scale and insights, driving better experiences and results for individuals: Better engagement (right place, time, modality) N=1 experiences and recommendations Unique client insights Increased efficiency via multichannel outreach Improved outcomes Healthcare cost savings Aggregate Interpret Apply Iterate Teladoc’s data scale, with 13M cumulative visits and 82M text messages from 2015 to present… Livongo’s data insights, with 750M digital interactions generating biometric and behavioral data that power insights…

Substantial Revenue and Cost Synergy Opportunities

Cross-Sell of Existing Products

- Sell Teladoc and Livongo products across existing direct-to-employer and health plan relationships
- Expand Livongo into Teladoc Small & Medium Business, Managed Medicaid, and Hospital & Health System segments
- Develop an integrated Behavioral Health product with complementary Teladoc and Livongo assets and distribute within both existing customer bases

Referrals

Increase enrollment and utilization by referring individuals across Teladoc and Livongo products (when they have access to both), and amplify overall engagement and retention

International Sales

Use Teladoc international salesforce to drive sales of Livongo products to international insurers, employers and governments


~20%
International sales
$500M
in annual revenue synergies by 2025
~25%
Referrals
~55%
Cross-sell

OpEx Reduction

Reduce run-rate costs by combining the two entities

$60M

in annual OpEx synergies by 2022

Teladoc HEALTH Livongo

© Teladoc Health, Inc. All rights reserved.

20

Cross-Sell Synergies: Keys to Success

How We Help Each Other

Teladoc brings a large, diverse customer base including channels into SMB, MMC, and HHS (care delivery) markets

Livongo adds complementary client relationships with Fortune 500 buyers and channel partners

Together, Livongo and Teladoc offer an unmatched product suite that supports the full spectrum of customer use cases for virtual care

Example Synergy Approach[1]:

Livongo into Teladoc Cross-sell Opportunity

NOTE: Does not include Teladoc into Livongo cross-sells, expansion of Livongo into new channels, or integrated Behavioral Health synergy

	Step	Detail
	Teladoc membership	**70M** Teladoc covered lives today
–	Membership overlap	**<25%** overlap between lives that Teladoc and Livongo have access to today
=	Non-overlapping covered lives	
×	Cross-sell buy-up rate	**+3.0M** by 2022 *(This represents successful cross-sell to 4% of 2020 Teladoc covered lives)* **+5.1M** by 2025
=	New covered lives with access to Livongo due to cross-sell	
×	**Conversion rate of covered lives to enrollees driven by:** • Prevalence of conditions managed by Livongo • Current Livongo enrollment rates • Current Livongo enrollee churn	**+117K** by 2022 **+250K** by 2025 ***(Number of new lives from cross-sell synergies decrease as overlap between Teladoc and Livongo customers grows)***
=	New enrolled Livongo individuals	

Teladoc HEALTH Livongo

© Teladoc Health, Inc. All rights reserved.

21

• C ross - selling through existing reseller agreement between Teladoc and Livongo • Intense integration planning to develop best - in - front approach for strategic relationships, joint - marketing materials, and sales education • Teladoc and Livongo are separate companies until closing, with c lear rules of engagement across both organizations • Fully - integrated go - to - market approach • Single portfolio presented to clients • Integrated offers and bundled pricing • Best - in - front approach within integrated sales force across all relationships • Defined cross - selling targets and incentives, consistent with forecasts After Close Prior to Closing 22 The Market is Already Excited About Our Combined Solution

Referral Synergies: Keys to Success

How We Help Each Other

Teladoc brings its existing base (and the millions of interactions it drives) as a foundation for referrals into Livongo products

Teladoc brings an extensive general medicine and specialist provider network that can provide clinical guidance, decision-making, and prescribing for Livongo patients

Livongo brings a proven capability in engaging the individuals it serves between touchpoints

Together, Livongo and Teladoc can provide end-to-end coverage of the virtual services its combined consumers need, amplifying engagement and keeping individuals within the platform

Example Synergy Approach[1]:

Teladoc to Livongo Referral Opportunity

NOTE: Does not include referrals from Livongo to Teladoc

Total Teladoc visits — Number of U.S. virtual visits completed each year

× Membership overlap %

× **Enrollment rate of Livongo recruitable individuals from visits driven by:**

- Prevalence of conditions managed by Livongo
- Rate of successful referrals to Livongo products
- Current Livongo enrollee churn

21% of Teladoc users self-report having diabetes or hypertension today, consistent with U.S. prevalence for these conditions

= **New enrolled Livongo individuals**

+13K by 2022

+147K by 2025

Teladoc HEALTH Livongo

© Teladoc Health, Inc. All rights reserved.

23

Referral Synergies: Path to Realization

- Teladoc Health
- Livongo
- Both



Ana

"My blood sugar is high and I think it's my meds… but my doctor isn't available for two weeks!"

1. Tests blood sugar with Livongo glucometer
2. Multiple high readings prompts nudge to check in
3. Coach advises talking to provider about medications
4. Seamless transfer to Teladoc providers – no additional log-in
5. Teladoc provider identifies dosing issue and writes a new prescription

Teladoc utilization

"I feel so much better with my new medications – and I didn't end up in the ER like the last time this happened."



Judy

"I keep trying to manage my blood pressure but who knows if it works… so why bother taking my medications?"

1. Sees Teladoc provider about sinus infection
2. After patient history reveals hypertension diagnosis, provider refers to Livongo
3. Seamless transfer to Livongo enrollment – no additional log-in and easier sign-up
4. Receives welcome kit and begins monitoring her blood pressure actively
5. With ongoing support and access to coaching, blood pressure falls

Livongo enrollment

"It's reassuring to watch my blood pressure go down as I take my meds. I'm so glad I got the push to sign up."



Umar

"I feel stressed and anxious and I don't know why, or how to stop it."

1. Asks for help managing stress during virtual PCP appointment
2. Provider suggests behavioral health support, sets up a therapist visit
3. Pre-visit, receives a nudge to complete stress management exercise
4. Completes exercise and logs stress levels in days leading up to visit
5. Uses exercise results to accelerate treatment in first therapy session

More engagement

"It was great that my doctor could help me with my stress, and give me tools to use therapy effectively."

Teladoc HEALTH Livongo

© Teladoc Health, Inc. All rights reserved.

24

Teladoc brings deep international sales relationships driving 16% of LTM revenue, focused on markets with high - demand for best - in - class, innovative tech solutions Teladoc brings local knowledge and supporting infrastructure to address international regulatory requirements for Livongo market entry Livongo brings the opportunity to further differentiate Teladoc’s international offering and build an integrated ROI case with Livongo’s longitudinal chronic condition management 25 By 2025… ~ 5 % Livongo international revenue as a portion of Livongo total revenue How We Help Each Other

Australia & Canada Expand in large English - speaking markets with existing Teladoc sales channels and relationships Europe Leverage Teladoc sales relationships and existing compliance infrastructure to accelerate market entry Southeast Asia Target English - speaking markets with sophisticated payors and history of using health tech solutions Middle East Win on convenience in a high - prevalence region with a track record of preferring tech - enabled health offerings Brazil Target smaller, more innovative private payors to establish presence, then expand into larger, government business In addition to expanding into international payors , Livongo will cover foreign employees of existing US - based multinational employer customers

Next - Gen Specialist Care Virtual Primary Care 2.0 Hospital - at - Home Combine medical specialty and chronic condition services to expand offerings and cover new consumer needs with a full - stack solution With integrated virtual primary care and always - on chronic condition support, take risk - based payment and capture greater premium share from payors or risk - bearing providers Use critical care provider network, InTouch virtual care delivery platform, and Livongo connected devices to deliver acute services in the home 14 % Percent of total physician and clinical services spend for the U.S. Commercial population from Cardiovascular, Endocrinology, Neurology, Women’s Health, and Orthopedics 31 % Percent of total physician and clinical services spend for the U.S. Commercial population from Primary Care 6 % Percent of hospital care that could be delivered using home - based models

Confident in ability to execute a multi - faceted integration plan: Undergoing a rigorous planning process Leveraging lessons learned and best practices from many previous integrations Building on a strong foundation of complementary cultures and shared values • Develop organization structure, retaining critical talent while rationalizing redundancies • Implement organizational changes • Deploy comprehensive change management program, leveraging shared culture and values Sales & Marketing • Identify and implement cross - selling opportunities • Launch integrated sales team and go - to - market strategy • Develop integrated brand and market story, reflecting joint ambition • Expand into international markets with localized offerings • Align product packaging and pricing, bundling solutions when appropriate • Integrate existing product solutions and create unified member experience • Design care team workflows, train providers, and develop incentives • Develop new joint products with combined capabilities to offer step - change differentiation • Design data architecture for the combined entity • Migrate and harmonize data architectures • Deliver personalized insights that drive improved engagement and experiences across all product solutions Technology • Design technology architecture for the combined entity, identifying ways to streamline platforms and vendors • Align development organizations on shared methodologies, tools, and processes • Migrate to combined technology infrastructure

Empowering more people to live better and healthier lives Making meaningful progress on addressing long - standing disparities as chronic conditions disproportionately impact underserved communities Telemedicine combined with the increase in remote monitoring devices promise real strides forward in medical knowledge and identification of conditions before they become symptomatic Diversity and inclusion is part of who we are — we provide care for people around the world and we reflect the diversity of our membership; additionally we are focused on ensuring a safe and inclusive environment for our employees Led by a combined Board that brings diverse experience and perspectives , and that leverages an Enterprise Risk Management program, developed under the oversight of the Board Promoting healthy, viable and equitable communities by making high - quality, personalized healthcare a reality for more people globally Using technology to quickly, safely provide access to medical care and reduce wait times to enable greater effectiveness, with a keen focus on ensuring customer privacy and data security Making a positive environmental impact by reducing carbon emissions through less frequent patient and physician travel; longer - term providing a reduction in the real estate footprint for hospitals and other facilities Lowering the cost of healthcare — through remote monitoring, at - home triage and easier access to highly trained professionals — patients prevent more costly care later

30 • Delivers significant financial benefits and value creation for shareholders through substantial revenue synergy opportunities and cost savings • Provides consumers with a single access point for whole - person care regardless of clinical situation, driving better health outcomes, lower costs and consumer experience • Reduces costs for payors and employers with the broadest portfolio of integrated, data - driven virtual care solutions • Enables providers to achieve system - wide virtualization of care and become a critical partner in whole - person care • Proven, visionary management team and talented employees with shared values , committed to the combined company’s success

This presentation includes unaudited financial projections for both Teladoc Health and Livongo with respect to revenue, adjusted gross profit and adjusted EBITDA. Neither Teladoc Health’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compil ed or performed any procedures with respect to the projections or expressed any opinion or any form of assurance related thereto. The projectio ns, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are be yond the control of Teladoc Health’s management. Because the projections cover multiple years, by their nature, they also become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. Teladoc Health makes no representation regarding the ultimate performance of Teladoc Health or Livongo compared to the projections and does not undertake any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date the projections were generated or to reflect the o ccu rrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. In light of the foregoing, investors are cau tioned not to place undue, if any, reliance on the projections included in the presentation.

Certain Disclaimers

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health and Livongo, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health's and Livongo's future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "intend," "plan," "believe," "project," "estimate," "expect," "may," "should," "will" and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health's and Livongo's management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health's or Livongo's respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health's or Livongo's ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc Health's or Livongo's stock prices; transaction costs; Teladoc Health's ability to achieve the benefits from the proposed transaction; Teladoc Health's ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health's or Livongo's control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc Health's business model; changes in market conditions and receptivity to Teladoc Health's services and offerings; results of litigation; the loss of one or more key clients of Teladoc Health (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc Health's abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties' business and general economic conditions; risks regarding Livongo's ability to retain clients and sell additional solutions to new and existing clients; Livongo's ability to attract and enroll new members; the growth and success of Livongo's partners and reseller relationships; Livongo's ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading "Risk Factors" of Teladoc Health's Annual Report and Livongo's Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the "SEC"). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc Health nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc Health has filed a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc Health that also constitutes a preliminary proxy statement of each of Teladoc Health and Livongo. After the registration statement is declared effective, each of Teladoc Health and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc Health and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc Health or Livongo have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC HEALTH AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Teladoc Health or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc Health will be available free of charge on Teladoc Health's website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo's website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc Health or Livongo.

Teladoc Health and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc Health is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.

The term "Teladoc Health" and such terms as "the company," "the corporation," "our," "we," "us" and "its" may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

Teladoc HEALTH Livongo
© Teladoc Health, Inc. All rights reserved.
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Page 7 1. Demonstrated at Fortune Brands after their Members spent 2 years enrolled in the Livongo for Diabetes solution over a 6 - week period in individuals with BP of at least 140/80 in a peer - reviewed study prepared by Livongo and presented to the American College of Cardiology in April 2019; Average reduction in weight for Members who used Livongo’s solution for 12 months as of December 1, 2018; Depression Anxiety Stress Scale improvement shown in 55% of Members from the time of enrollment as of March 31, 2019 Page 8 1. As of December 31, 2019. 2. $129 in medical savings plus supply cost savings (assumed to be $1 per test strip, used once a day). Page 9 1. US Virtual Care Visits To Soar To More Than 1 Billion, Forrester. 4/10/2020. 2. Telehealth: A quarter - trillion dollar post - COVID - 19 reality?. McKinsey & Company, 5/29/2020. 3. Frost & Sullivan research. 4. CB Insights, as of 8/10/2020. 5. Mercom . Page 10 1. Telehealth: A quarter - trillion dollar post - COVID - 19 reality?. McKinsey & Company, 5/29/2020. 2. Sage Group Partners Survey, April 2020. 3. Teladoc Brand Health, May 2020. 4. Business Group on Health Survey, August 2020. Page 14 1. Annual visits calculated according to CDC reports from 2011, 2016, and 2017 of ambulatory care visits in the US, which includes visits to physician offices, outpatient hospital visits, ER, and other care locations 2. Based on Teladoc Health’s internal analysis and industry data 3. Data from Teladoc Health’s own business and estimates of visit fee (excludes PMPM and dermatology) 4. Behavioral Health visits from 2018 SAMHSA report on mental illness 5. Incidence of top conditions currently addressed by Expert Medical team; data from American Cancer Society (Cancers), Epilepsy Foundation (Epilepsy), Multiple Sclerosis Foundation (MS), Crohn’s and Colitis Foundation (IBD/Crohn’s/ Colitis), Gastroenterology and Hepatology (Diverticulitis), Best Practices and Research Clinical Rheumatology (RA), US Bone and Joint Initiative (MSK conditions) 6. Based on Teladoc Health estimates of Expert Second Opinion case rate in market 7. Kaiser Family Foundation and American Association of Colleges of Nurses (AACN) 8. Internal estimates based on current pricing and market penetration 9. Endpoints calculated using AHA, CDC, NACHC 10. Number of diabetes patients covered by employer or Medicare and Medicaid sourced from United Health Group 11. Livongo pricing 12. Number of hypertension patients (excluding those with diabetes or ~23.2 M people in US) covered by employer or Medicare and Medicaid sourced from United Health Group

Endnotes

Page 21

1. Example synergy calculation approach includes cross-sell of Livongo products into Teladoc only and does not account for the full ~55% of 2025 revenue synergy value attributed to the overall cross-sell opportunity described on page 20. Does not include cross-sell of Teladoc products into Livongo customers, does not include expansion of Livongo into Small and Medium Businesses, Managed Medicaid, and Hospitals & Heath Systems, does not include development and distribution of an integrated Behavioral Health product across both customer bases

Page 23

1. Example synergy calculation approach includes referrals from Teladoc to Livongo products only and does not account for the full ~25% of 2025 revenue synergy attributed to the overall referral opportunity described on page 20. Does not include referral of Livongo users to Teladoc products

Page 36

1. Teladoc financial projections for the year ending December 31, 2020 reflects Teladoc's acquisition of InTouch Health Technologies, Inc., which was completed on July 1, 2020.
2. Adjusted gross profit is a non-GAAP financial measure and consists of total revenue minus total cost of revenue (exclusive of depreciation and amortization shown separately).
3. Adjusted EBITDA is a non-GAAP financial measure and consists of net loss before interest, foreign exchange gain or loss, taxes, loss on extinguishment of debt, depreciation, amortization, stock-based compensation, gain on sale and acquisition and integration related costs.
4. Non-GAAP gross profit is a non-GAAP financial measure and consists of gross profit, excluding (i) stock-based compensation expense, (ii) amortization of intangible assets, and (iii) employer payroll taxes on stock-based compensation.
5. Adjusted EBITDA is a non-GAAP financial measure and consists of net loss adjusted to exclude (i) depreciation and amortization, (ii) amortization of intangible assets, (iii) stock-based compensation expense, (iv) employer payroll taxes on stock-based compensation, (v) acquisition-related expenses, (vi) change in fair value of contingent consideration, (vii) other income, net and (viii) provision for (benefit from) income taxes.

Teladoc HEALTH Livongo
© Teladoc Health, Inc. All rights reserved.
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Year	Ending December 31 ($ in Millions) 2020 1 2021 2022 2023 Teladoc Financial Projections Total Revenue $988 $1,338 $1,739 $2,192 Adj. Gross Profit 2 609 853 1,116 1,397 Adj. EBITDA 3 89 154 244 362 Teladoc Management - Adjusted Livongo Projections: Total Revenue $351 $567 $892 $1,257 Non - GAAP Gross Profit 4 266 431 678 957 Adj. EBITDA 5 37 71 134 229